February 21, 2006



Ms. Claudia M. Pieropan
Chief Financial Officer
Hines Horticulture, Inc.
12621 Jeffrey Road
Irvine, California  92620


	Re:	Hines Horticulture, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 23, 2005
		Forms 10-Q for Fiscal Quarters Ended March 31, 2005,
June
30, 2005
      and September 30, 2005
      Filed May 16, 2005, August 15, 2005 and November 14, 2005 Response letters dated January 20, 2006 and January 31, 2006
		File No. 0-24439


Dear Ms. Pieropan:

      We have reviewed your response letters and have the
following
comments.  We have limited our review of your filing to those issues
we have addressed in our comments.   Please provide a written
response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Accounting for Goodwill Impairment, page 17

1. We have reviewed your response to prior comment number three. Please identify for us each of your components. Also, please provide us with an analysis of the economic considerations based on past and expected financial results that you considered to form your conclusion that it is appropriate to aggregate your 13 components into one reporting unit.

2. We have reviewed your response to prior comment number three. Please explain why you believe it is appropriate to use your quoted market price to solely determine the fair value of your reporting unit. Specifically address Footnote 16, and paragraphs 23 and B154 of SFAS 142 in your response.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief


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Ms. Claudia M. Pieropan
Hines Horticulture, Inc.
February 21, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010